Exhibit 99.1

Mountain Province Diamonds Announces Management Changes

TSX and OTCQX: MPVD

TORONTO and NEW YORK, Jan. 19, 2022 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPVD) (OTCQX: MPVD) is pleased to announce the appointment of Steven Thomas as Vice President Finance, Chief Financial Officer & Corporate Secretary, April Hayward as Chief Sustainability Officer and Matt MacPhail as Chief Technical Officer.

Mr. Steven Thomas has joined the company as Vice President Finance, Secretary & Chief Financial Officer (CFO). Mr. Thomas brings some 25 years of experience and significant knowledge of the sector having spent almost 10 years as the CFO of DeBeers Canada as well as the CFO for Goldcorp's Canadian operations and CFO of TSX listed Torex Gold.

Dr. April Hayward has joined the company as the Chief Sustainability Officer (CSO). Dr. Hayward has long and deep experience in the Northwest Territories, and the Gahcho Kué mine and Kennady exploration projects. Dr. Hayward has a Ph.D. in ecology and is deeply passionate about sustainability in Canada's North.

Mr. Matt MacPhail has been appointed as the Chief Technical Officer (CTO) of the company. Mr. MacPhail is a Professional Mining Engineer and was previously the Vice President of Corporate Development and Technical Services. Mr. MacPhail will work on optimizing the Life of Mine Plans for the operation as well as supporting exploration and business development matters.

Dr. Tom McCandless will continue as Vice President and Head of Exploration for the company. Dr. McCandless has more than 40 years of experience with over 20 years in the exploration and development of +500-million-year-old kimberlites with irregular shapes and KIM dispersion patterns that are prevalent at both the Gahcho Kué Mine and the Kennady North Project. Dr. McCandless has a Ph.D. in Geochemistry and an Adjunct Professor at the University of Alberta and University of Arizona.

Mr. Reid Mackie will continue as Vice President and Head of Diamond Sales and Marketing for the company. Mr. Mackie is an industry veteran in diamond sales and marketing, having previously held senior roles at Ashton Mining, Rio Tinto Diamonds and Argyle Pink Diamonds. To date, Mr. Mackie has successfully introduced several new rough diamond productions to market, pioneered the use of competitive rough diamond tenders by diamond miners and oversaw the iconic Argyle Pink Diamond brand.

Mr. Perry Ing will remain the CFO until February 19 and support the transitional period, whereafter he will support the incoming CFO for a short period to ensure continuity.

Mountain Province Diamonds President & CEO, Mark Wall Commented

"Firstly, I would like to thank out outgoing CFO Perry Ing for his hard work in stabilizing the company over the past several years and supporting the transition.

After recently taking over the role of President & CEO I am very excited to announce this incredibly strong leadership team to advance Mountain Province Diamonds. Our Strategy is to execute on the following:

  Safety, Finance and Operations. Optimize operational performance and cost management – drive the bottom line at Gahcho Kué operations
  Focus on the Environment, Sustainability & Emissions reduction. Find ways to reduce our carbon footprint while delivering shared value to our local partners and communities
  Manage Debt. Position the company as a financially strong long-term Canadian producer
  Extend the Mine Life. Extend the LOM of the Gahcho Kué property through near mine exploration, both open pit and underground
  Find New Mines. Pursue exploration success on the +107,000 hectares of highly prospective ground adjacent to the Gahcho Kué operation that is 100% owned by Mountain Province Diamonds

We now have an incredible team to execute on this Strategy.

Our CFO Steve brings significant diamond sector as well as public company experience. Steve will be able to integrate seamlessly with our joint venture partner having been the CFO of DeBeers Canada for 10 years.

Our CSO April is a passionate Sustainability professional with significant experience in Canada's North and a true passion to materially improve our sustainability ESG focus and performance.

Our CTO Matt is a smart and energetic mining engineer, one of those technical people who are highly sought after in our industry. We are very lucky to have him.

Our VP & Head of Exploration Tom is a deeply knowledgeable geologist who incredibly experienced in finding Kimberlites in Canada's North. Tom is key to our strategy of 'finding new mines'.

Our VP & Head of Diamond Sales and Marketing Reid is very well known in the industry, an expert in his field. His proven track record of successfully marketing the famous Argyle pink and yellow diamonds is a testament to his capabilities.

I can't think of a better team in the industry to take the Company forward to success."

About the Company

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. The Gahcho Kué Joint Venture property consists of several kimberlites that are actively being mined, developed, and explored for future development. The Company also controls 107,373 hectares of highly prospective mineral claims and leases surrounding the Gahcho Kué Mine that include an Indicated mineral resource for the Kelvin kimberlite and Inferred mineral resources for the Faraday kimberlites. Kelvin is estimated to contain 13.62 million carats (Mct) in 8.50 million tonnes (Mt) at a grade of 1.60 carats/tonne and value of US$63/carat. Faraday 2 is estimated to contain 5.45Mct in 2.07Mt at a grade of 2.63 carats/tonne and value of US$140/ct. Faraday 1-3 is estimated to contain 1.90Mct in 1.87Mt at a grade of 1.04 carats/tonne and value of US$75/carat. All resource estimations are based on a 1mm diamond size bottom cut-off.

For further information on Mountain Province Diamonds and to receive news releases by email, visit the Company's website at www.mountainprovince.com.

Qualified Person

The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Tom E. McCandless, Ph.D., P.Geo., and Matthew MacPhail, P.Eng, MBA, both employees of Mountain Province Diamonds and Qualified Persons as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information
This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to the ability to negotiate and enter into binding documentation, the ability to obtain approval of the parties, regulators and shareholders on terms acceptable to Mountain Province, operational hazards, including possible disruption due to pandemic such as COVID-19, its impact on travel, self-isolation protocols and business and operations, estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include the negotiating stances taking by the parties, the ability to obtain approval of regulators, parties and shareholders, as may be required, on conditions acceptable to the parties, the development of operation hazards which could arise in relation to COVID-19, including, but not limited to protocols which may be adopted to reduce the spread of COVID-19 and any impact of such protocols on Mountain Province's business and operations, variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements. Mountain Province cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Further, Mountain Province may make changes to its business plans that could affect its results. The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator. Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms. Such actions or omissions may impact the future performance of Mountain Province. Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock. The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board

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SOURCE Mountain Province Diamonds Inc.

View original content: http://www.newswire.ca/en/releases/archive/January2022/19/c1426.html

%CIK: 0001004530

For further information: Mark Wall, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Matthew MacPhail, Chief Technical Officer, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 19:00e 19-JAN-22